Press release

Arcelor to combine Brazilian operations in a single company

Luxembourg, 28 July 2005. Arcelor will combine all its Brazilian long and flat carbon steels businesses (CST, Vega do Sul and Belgo) in a single company. With the majority stake held by Arcelor, the new company will be listed on Brazil’s São Paulo stock exchange.

Arcelor CEO Guy Dollé said: “This move consolidates our role as Latin America’s leading steelmaker and generates new opportunities for all stakeholders. It is a strong symbol for Arcelor’s massive, long term commitment to Brazil and a clear expression of our global growth strategy.”

CST, flat carbon steelmaker, and world leader in the slab market (semi-finished products for flat carbon steel production) with a market share of 20%, has invested in a hot rolling mill to supply Vega do Sul. Vega do Sul specializes in cold rolling, pickling, and galvanisation and is a major supplier to the Brazilian car manufacturing industry and household goods manufacturers. Belgo is the largest producer of long carbon steels in Latin America, specializing in particular in the production of drawn wires, rods and rolled steel products for the civil engineering and building sector.

The new Brazilian operation reinforces Arcelor’s position in Brazil, both on the domestic market and as an exporter.

The existing companies will be combined through successive share conversions and exchange operations at prices based on an economic and financial evaluation, namely 1 (one) “New Belgo” share for 9.32 CST shares. The process is expected to be completed in the fourth quarter.

By becoming the preferred vehicle for Arcelor’s growth in this area, the new Brazilian operation will consolidate the group’s role throughout Brazil and Latin America and prepare the ground for its expansion on the North American markets in the downstream business.

The operation is described in detail on the web sites of Belgo (www.belgo.com.br) and CST (www.cst.com.br), on the CVM site (www.cvm.gov.br) and on the web site of the São Paulo Securities Stock Exchange (Bovespa - www.bovespa.com.br)

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 95,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

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